UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 7, 2023

Deep Medicine Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40970	85-3269086
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

595 Madison Avenue, 12th Floor New York, NY	10017
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (917) 289-2776

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	DMAQ	The Nasdaq Stock Market LLC

Rights, each exchangeable into one-tenth of one share of Class A Common Stock	DMAQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to Amended and Restated Agreement and Plan of Merger

As previously disclosed by Deep Medicine Acquisition Corp., a Delaware corporation (“DMAQ” or “Company”) in its Current Reports on Form 8-K filed with the Securities and Exchange Commission on July 24, 2023, on July 21, 2023, DMAQ entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) with DMAC Merger Sub Inc., a Nevada corporation and newly formed wholly-owned subsidiary of DMAQ (“Merger Sub”), Bright Vision Sponsor LLC, a Delaware limited liability company, solely in the capacity as the Purchaser Representative thereunder (the “Purchaser Representative”), TruGolf, Inc., a Nevada corporation (“TruGolf”), and Christopher Jones solely in his capacity as the Seller Representative thereunder (the “Seller Representative”).

On December 7, 2023, DMAQ, Merger Sub, the Purchaser Representative, the Seller Representative and TruGolf entered into that certain First Amendment to Amended and Restated Agreement and Plan of Merger (the “Amendment”), pursuant to which the Merger Agreement was amended to (i) reflect the increase in the voting rights of the Class B common stock of TruGolf and the New TruGolf Class B Common Stock (as defined in the Merger Agreement) from ten (10) votes per share to twenty five (25) votes per share, and (ii) decrease the size of the board of directors of the post-closing company from seven members to five members, with the number of board members designated by DMAQ decreased from three members to one member.

The foregoing description of the Amendment does not purport to be complete and is subject to and qualified in its entirety by reference to the Amendment, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Loan Agreements

As previously disclosed in the Current Report on Form 8-K filed by DMAQ on November 2, 2023, on November 2, 2023, DMAQ executed a Loan Agreement with each of Greentree Financial Group, Inc. and Finuvia, LLC with respect to an aggregate of $8,000,000 PIPE investment. On December 7, 2023, DMAQ executed additional Loan Agreements in substantially the same form (together, the “Loan Agreements”) with each of Li Holding, Inc., a Florida corporation, L&H, Inc., a Nevada corporation, and JAK Opportunities VI, LLC, a Delaware limited liability company, (together, the “PIPE Investors”). Pursuant to the terms and conditions of the Loan Agreements, DMAQ shall issue the PIPE Investors up to an aggregate of $5,000,000 in principal amount of convertible notes and warrants to purchase an aggregate of 454,545 shares of Class A common stock of the Company after the closing (the “Closing”) of the business combination between DMAQ and TruGolf (the “Business Combination”) pursuant to the Merger Agreement, as amended. Additionally, on December 7, 2023, DMAQ and Finuvia, LLC entered into an Amended and Restated Loan Agreement (the “Finuvia Loan Agreement”) to amend and restate the original loan agreement entered between them as of November 2, 2023 to reduce the principal amount of the convertible notes from up to $2,500,000 to up to $500,000 and reduce the amount warrants to purchase Class A common stock of the Company from 227,273 to 45,455. The total PIPE investment from the November 2, 2023 investments and the December 7, 2023 investments is up to an aggregate of $11,000,000 in the principal amount of the convertible notes and warrants to purchase an aggregate of 1,000,000 Class A common stock of the Company.

The foregoing description of the Loan Agreements and the Finuvia Loan Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Loan Agreements, copies of which are attached hereto as Exhibits 10.1, 10.2, 10.3, and 10.4, and are incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation Under an Off-balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

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Item 3.02. Unregistered Sales of Equity Securities.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 3.02. The shares of Class A Common Stock to be issued to the PIPE Investors will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act thereunder.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	First Amendment to the Merger Agreement, dated as of December 7, 2023.
10.1*	Loan Agreement, dated as of December 7, 2023, by and between Deep Medicine Acquisition Corp. and Li Holding, Inc.
10.2*	Loan Agreement, dated as of December 7, 2023, by and between Deep Medicine Acquisition Corp. and L&H, Inc.
10.3*	Loan Agreement, dated as of December 7, 2023, by and between Deep Medicine Acquisition Corp. and JAK Opportunities VI, LLC.
10.4*	Amended and Restated Loan Agreement, dated as of December 7, 2023, by and between Deep Medicine Acquisition Corp. and Finuvia, LLC.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

Important Information About the Business Combination and Where to Find It

In connection with the Merger Agreement and the proposed Business Combination, the Company has filed the Registration Statement with the SEC, which includes a preliminary proxy statement/prospectus, and plans on filing a definitive proxy statement/prospectus with respect to the solicitation of proxies for the special meeting of stockholders of the Company to vote on the Business Combination (the “Proxy Statement/Prospectus”). A full description of the terms of the Merger Agreement and business combination is included in the Registration Statement. The Company urges its investors, stockholders and other interested persons to read, the preliminary Proxy Statement/Prospectus, and when available, the definitive Proxy Statement/Prospectus as well as other documents filed with the SEC because these documents will contain important information about the Company, TruGolf and the Business Combination. The definitive Proxy Statement/Prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Once available, stockholders will also be able to obtain a copy of the definitive Proxy Statement/Prospectus, and other documents filed with the SEC, without charge, by directing a request to: Deep Medicine Acquisition Corp. 595 Madison Avenue, 12th Floor, New York, NY 10017, (917) 289-2776 or on the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Company and TruGolf, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of the Company’s stockholders in respect of the proposed Business Combination. The Company’s stockholders and other interested persons may obtain more detailed information about the names and interests of these directors and officers of the Company and TruGolf in the Business Combination will be set forth in filings with the SEC, including when filed, the definitive Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources specified above and at the SEC’s web site at www.sec.gov.

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Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of DMAQ’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of DMAQ; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (iv) the outcome of any legal proceedings that may be instituted against any of the parties to the Merger Agreement following the announcement of the entry into the Merger Agreement and proposed Business Combination; (v) the ability of the parties to recognize the benefits of the Merger Agreement and the Business Combination; (vi) the lack of useful financial information for an accurate estimate of future capital expenditures and future revenue (vii) statements regarding TruGolf’s industry and market size, (viii) financial condition and performance of TruGolf, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Business Combination, potential level of redemptions of DMAQ’s public stockholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of TruGolf, and (ix) those factors discussed in DMAQ’s filings with the SEC and that that will be contained in the definitive proxy statement / prospectus relating to the Business Combination. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the definitive proxy statement / prospectus and other documents to be filed by DMAQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while TruGolf and DMAQ may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law. Neither of TruGolf or DMAQ gives any assurance that TruGolf or DMAQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This Current Report on Form 8-K will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an exemption therefrom.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Deep Medicine Acquisition Corp.

Date: December 7, 2023	By:	/s/ Humphrey P. Polanen
	Name:	Humphrey P. Polanen
	Title:	Chief Executive Officer

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